UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
Annual Report of Ennis, Inc. 401(k) Plan
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Calendar Year Ended December 31, 2006
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from       to
Commission files number 1-5842
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Ennis, Inc. 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Ennis, Inc.
2441 Presidential Parkway
Midlothian, TX 76065
(972) 775-9801

ENNIS, INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
(Modified Cash Basis)
December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
Ennis, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2006, in conformity with the modified cash basis of accounting described in Note 2.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 financial statements taken as a whole.
As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
/s/ Travis, Wolff & Company, L.L.P.
Travis, Wolff & Company, L.L.P.
June 27, 2007

ENNIS INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2006 and 2005

	2006	2005
Assets:
Investments at fair value:
Investments held by Trustee	$32,805,167	$29,099,198
Participant loans	1,605,075	1,453,794

Net assets available for benefits, at fair value	34,410,242	30,552,992

Adjustment from fair value to contract value for fully-responsive investment contracts	119,138	—

Net assets available for benefits, at contract value	$34,529,380	$30,552,992

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year ended December 31, 2006

Additions to net assets attributed to:
Employee contributions	$2,566,005
Employer matching contributions	230,590
Employer discretionary contributions	370,281
Employee rollover contributions	223,756
Contributions transferred-in	205,466
Investment income (loss):
Interest and dividends	363,111
Net appreciation in fair value of investments	3,067,888

Net additions	7,027,097

Deductions from net assets attributed to:
Administravie expenses	(21,250)
Benefits paid and withdrawals	(3,029,459)

Total deductions	(3,050,709)

Net increase	3,976,388
Net assets available for benefits at beginning of year	30,552,992

Net assets availabe for benefits at end of year	$34,529,380

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements
(Modified Cash Basis)
1.	Description of the Plan

The following description of the Ennis, Inc. (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan was formed February 1, 1994, and is a defined contribution plan covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the Internal Revenue Code (IRC). In addition, the financial statements have been prepared in compliance with ERISA.

(b)	Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan after completing 60 days of service, as defined by the Plan.

(c)	Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows rollovers of distributions from other qualified plans. The Plan provides for up to 50% employer matching contributions, not to exceed $1,500 or 3% of the employee’s salary, or discretionary employer contributions for certain employees not enrolled in the Pension Plan for employees of the Company. Eligibility for employer contributions depends on the participant’s employment location.

As of January 1, 2006, the Plan was amended in order to automatically enroll all new participants into the Plan at a 2% deferral rate.

During 2006, the Company declared a profit sharing contribution of $370,281 on behalf of the former employees of Northstar Computer Forms, Inc. in accordance with its original plan. The Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan was merged into the Plan on February 1, 2001.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s interest in his or her account.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Qualified employer-matching and profit sharing contributions vest over a period ranging from zero to seven years.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
1.	Description of the Plan – Continued
(f)	Loans

Under provisions of the Plan, participants may borrow up to 50% of their total vested account balance up to a maximum of $50,000. Loan repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All loans are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of two outstanding loans are allowed per individual. The minimum loan is $1,000 and there is a $75 set-up fee payable for each loan. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 2%.
2.	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred. Investments are adjusted to fair value for presentation in the accompanying financial statements. Purchases and sales are recorded on a trade-date basis. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

(b)	New Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. The FSP requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
2.	Summary of Significant Accounting Policies – Continued
(c)	Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Investments Valuation and Income Recognition

The Plan provides for investments in a guaranteed investment contract (GIC) and pooled-separate accounts. As discussed in Note 2 above, in 2006, the Plan adopted the FSP. Generally, contract value of the ING Fixed Account is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment. Under limited circumstances (certain in-service participant withdrawals) contract value may be adjusted as a result of a market value adjustment. The fair value of the ING Fixed Account is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Investments in pooled separate accounts are reported to the Plan by ING Life Insurance and Annuity Company (ILIAC), which represents fair value. The pooled separate accounts include a company stock fund which is invested in Ennis, Inc. common stock and is valued by ILIAC based on the quoted market price on the last business day of the year.

Loans to participants are valued at their outstanding balances, which approximate fair value.

(e)	Benefits paid to Participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid. For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
3.	Investments

Participants may direct the allocation of amounts deferred to the available investment funds. Provisions of the Plan allow participant contributions in 5% increments to be vested in any of the available funds.

The Plan’s investments, at fair value, at December 31, 2006 and 2005 were comprised of the following:

	2006			2005
Employer Stock Fund	$2,467,757	*	Employer Stock Fund	$2,222,172	*
ING Oppendhimer Glob Port (Adv)	1,722,045		ING Oppendhimer Glob Port (Adv)	1,209,972
ING VP Index Plus MidCap Port (I)	4,113,825	*	ING VP Index Plus MidCap Port (I)	3,933,542	*
Lord Abbett Sm-Cap Value Fund (A)	585,772		Lord Abbett Sm-Cap Value Fund (A)	256,325
T. Rowe Price Mid-Cap Val Fd (R)	414,887		T. Rowe Price Mid-Cap Val Fd (R)	64,732
UBS U.S. Small Cap Growth Fund (A)	837,494		UBS U.S. Small Cap Growth Fund (A)	763,365
Fidelity VIP Contrafund Port-I	4,925,068	*	Fedelity VIP Contrafund Port-I	4,705,514	*
The Growth Fund of America (R3)	1,535,976		The Growth Fund of America (R3)	1,289,400
VVIF-Diversified Value Portfolio	1,362,091		VVIF-Diversified Value Portfolio	1,078,309
American Balanced Fund (R-3)	216,997		American Balanced Fund (R-3)	96,588
The Income Fund of America (R3)	2,416,333	*	The Income Fund of America (R3)	1,872,817	*
ING Solution 2015 Port-Adv	449,426		ING VP Strategic Alloc Bal Port (I)	787,193
ING Solution 2025 Port-Adv	853,839		ING VP Strategic Alloc Gr Port (I)	2,038,790	*
ING Solution 2035 Port-Adv	2,170,475		ING VP Strategic Alloc Inc Port (I)	341,714
ING Solution 2045 Port-Adv	5,630		ING PIMCO Total Return Port. (Init)	1,277,576
ING Solution Income Port-Adv	17		ING Fixed Account	7,161,189	*
ING PIMCO Total Return Port. (Init)	1,307,715		Participant Loans	1,453,794

ING Fixed Account	7,538,958	*
Participant Loans	1,605,075		Total investments	$30,552,992

Total investments	$34,529,380

*	Represents 5% or more of the net assets available for benefits.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
4.	Investments in Insurance Contracts

As of December 31, 2006, the Plan maintained one GIC related investment option, the ING Fixed Account. The contract underlying this investment option is considered to be fully benefit responsive in accordance with the FSP. As of December 31, 2006 and 2005, the contract value of the investment in the ING Fixed Account is $7,538,958 and $7,161,189, respectively.

The average yields for the contract for the years ended December 31, 2006 and 2005, were 3.65% and 3.40%, respectively. The crediting interest rates for the contract as of December 31, 2006 and 2005, were 3.65% and 3.40%, respectively. The minimum crediting interest rates for the contract for the years ended December 31, 2006 and 2005, were 3.30% and 3.10%, respectively. The custodian guarantees the credited rate will never fall below the lifetime guaranteed minimum of 3.00%.

ILIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contractholder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Fixed Account does not permit ILIAC to terminate the agreement prior to the scheduled maturity date.

5.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	Tax Status of Plan

The Plan has obtained its latest determination letter dated September 27, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Amendments have subsequently been made to the Plan; however, the Plan’s administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
7.	Plan Merger

On January 1, 2006, the Alstyle Apparel Employee Profit Sharing Plan was merged into the Plan. From that point forward, the changes in net assets are included in the Plan’s statement of changes in net assets available for benefits. There was $205,466 transferred into the Plan.

8.	Subsequent Event

Effective April 23, 2007, the Block Graphics, Inc. 401(k) Plan adopted the Plan and all of its investments were transferred to the Plan. The Company anticipates all the investments of the Specialized Printed Forms 401(k) Plan will be transferred to the Plan effective June 30, 2007.

SUPPLEMENTAL SCHEDULE

SUPPLEMENTAL SCHEDULE
ENNIS, INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
(Modified Cash Basis)
EIN: 75-0256410
Plan#: 011
December 31, 2006

		(c) Description of investments
	(b) Identity of issuer, borrower,	including maturity date, rate of interest		(e)
(a)	lessor or similar party	collateral, par, or maturity value		Current value
*	ING Life Insurance and Annuity Company (ILIAC)	Ennis Business Forms, Inc. Common Stock Fund		$2,467,757
*	ING Life Insurance and Annuity Company (ILIAC)	ING Oppendhimer Glob Port(Adv)		1,722,045
*	ING Life Insurance and Annuity Company (ILIAC)	ING VP Index Plus MidCap Port (I)		4,113,825
	Lord, Abbett & Co, LLC	Lord Abbett Sm-Cap Value Fund (A)		585,772
	T. Rowe Price Associates, Inc.	T. Rowe Price Mid-Cap Val Fd (R)		414,887
	UBS Global Asset Management (Americas) Inc.	UBS U.S. Small Cap Growth Fund (A)		837,494
	Fidelity Management & Research Company (FMR)	Fidelity VIP Contrafund Port-I		4,925,068
	Capital Research and Management Company	The Growth Fund of America (R3)		1,535,976
	Barrow, Hanley, Mewhinney & Strauss, Inc.	VVIF-Diversified Value Portfolio		1,362,091
	Capital Research and Management Company	American Balanced Fund (R-3)		216,997
	Capital Research and Management Company	The Income Fund of America (R3)		2,416,333
*	ING Life Insurance and Annuity Company (ILIAC)	ING Solution 2015 Port-Adv		449,426
*	ING Life Insurance and Annuity Company (ILIAC)	ING Solution 2025 Port-Adv		853,839
*	ING Life Insurance and Annuity Company (ILIAC)	ING Solution 2035 Port-Adv		2,170,475
*	ING Life Insurance and Annuity Company (ILIAC)	ING Solution 2045 Port-Adv		5,630
*	ING Life Insurance and Annuity Company (ILIAC)	ING Solution Income Port-Adv		17
	Pacific Investment Management Company LLC (PIMCO)	ING PIMCO Total Return Port. (Init)		1,307,715
*	ING Life Insurance and Annuity Company (ILIAC)	ING Fixed Account	**	7,538,958
*	Participant loans	Loans with interest rates ranging from 6.00% to 11.50%		1,605,075

		Total investments		$34,529,380

*	Indicates party-in interest to the Plan.

**	Stated at contract value

Column (d) cost is not required since all investments are directed by participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN

Date: June 29, 2007	/s/ Richard L. Travis, Jr.

Richard L. Travis, Jr.
Vice President — Finance and CFO,
Secretary, Principal Financial and
Accounting Officer
Ennis, Inc.